EXHIBIT 99.1

Stantec to partner on Arctic Research Support contract

10-year project to support studies in one of Earth’s most remote and challenging environments

EDMONTON, Alberta and NEW YORK and ANCHORAGE, Alaska, Sept. 10, 2020 (GLOBE NEWSWIRE) -- Global design firm Stantec will support Battelle on a 10-year, US$260-million Arctic Research Support and Logistics Services (ARSLS) contract from the US Government’s National Science Foundation (NSF). The team will provide infrastructure and logistics support to academic researchers conducting NSF-funded studies in Alaska, northern Canada, Greenland, and other Arctic areas. Specifically, Stantec will provide engineering, design, and planning services in support of new facilities as well as maintenance of existing facilities to enable research within some of the most remote locations, harsh weather conditions, and difficult terrain on Earth.

The overall project scope will include the design of infrastructure and facilities in these remote locations. Plans include research facilities, laboratories, and operations centers that will facilitate efficient, effective, and safe research in the Arctic—a region critically important to the global research community. Stantec design features will enable sustainable and resilient facilities operation, including efficient startup and shutdown, reconfiguration and reuse over long lifespans, and remote monitoring/automation.

Supporting a rare and sensitive environment

Stantec’s work will enable researchers to enhance ongoing studies in the Arctic, helping to advance understanding of the region’s rapidly changing natural environment and social and cultural systems. The Arctic region is among the world’s most sensitive to environmental change—with exceptionally long natural climate records and thousands of years of human settlement— and is a natural laboratory for studying natural, physical, and social sciences.

The ARSLS program focuses on supporting responsible and ethical research while encouraging and respecting all individuals, cultures, and the environment. The research program requires long-term, sustained relations with the local and Indigenous communities across the Arctic. The team will focus on coordination and collaboration with Indigenous cultures and include local community resources.

Stantec’s continued partnership with Indigenous communities

In Alaska, Stantec successfully works with Indigenous groups through formal business partnerships that are focused on Alaska Native employment efforts on major projects and built through connections to Indigenous Peoples in its technical work. The global firm is working toward earning the Progressive Aboriginal Relations (PAR) certification from the Canadian Council for Aboriginal Business. PAR provides a framework for organizations to develop an Indigenous Relations approach that is effective, sustainable, and successful.

“We’re thrilled to work with the Battelle team to support the National Science Foundation on this important and innovative program,” said Chris Brown, Stantec vice president and project manager based in Anchorage. “We have a long history of supporting Indigenous communities and extensive experience designing facilities across the Arctic. Our team understands the variables that must be considered to deliver critical infrastructure in the world’s most challenging locations, and we look forward to building on that history to help facilitate essential Arctic research.”

For more than 60 years, NSF has sponsored research in the Arctic to better understand the region’s influence on weather and climate and other disciplinary questions in the natural and social sciences, as well as how the Arctic functions as a system. Understanding the changes occurring in the Arctic, the downstream effects of those changes on the rest of the planet, and the planet’s influence on the Arctic all represent complex questions for researchers. Answering these questions requires measurements taken over many years across vast areas that are often difficult to access.

Stantec is also collaborating with NSF on the Antarctic Infrastructure Modernization for Science (AIMS) project alongside Parsons, a subcontractor to the Leidos Antarctic Support Contract.

About Stantec
Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

For more information about Stantec’s response to COVID-19, visit Responding to COVID-19.

About Battelle
Every day, the people of Battelle apply science and technology to solving what matters most. At major technology centers and national laboratories around the world, Battelle conducts research and development, designs and manufactures products, and delivers critical services for government and commercial customers. Headquartered in Columbus, Ohio since its founding in 1929, Battelle serves the national security, health and life sciences, and energy and environmental industries.

For more information, visit www.battelle.org. You can also contact Katy Delaney at (614) 424-7208 or delaneyk@battelle.org, or contact T.R. Massey at (614) 424-5544 or at masseytr@battelle.org

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the projects described above, including statements regarding Stantec’s role and involvement on the projects. Forward-looking statements also include any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the projects described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward‑looking statements are provided herein for the purpose of giving information about the projects referred to above and their expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact
Danny Craig
Stantec Media Relations
Ph: 949-923-6085
danny.craig@stantec.com

Investor Contact
Tom McMillan
Stantec Investor Relations
Ph: 780-917-8159
tom.mcmillan@stantec.com

Design with community in mind